Swiftmile Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

SWIFTMILE, INC.

TABLE OF CONTENTS



To the Stockholders of
Swiftmile, Inc.
San Mateo, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Swiftmile, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended December 31, 2016 and for the period from January 2, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 19, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SWIFTMILE, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 88,776	$ 17,687
Inventory	26,377	35,430
Prepaid expenses	33,350	150
Total Current Assets	148,503	53,267
Non-Current Assets:		
Property and equipment, net	22,800	30,400
Total Non-Current Assets	22,800	30,400
TOTAL ASSETS	$171,303	$ 83,667

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SWIFTMILE, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 44,462	$ 15,216
Accrued expenses	35,584	1,854
Advances from related party	25,000	20,000
Convertible notes payable, current portion	125,000	-
Accrued interest on convertible notes payable	12,972	2,613
Auto loan, current portion	6,728	6,584
Total Current Liabilities	249,746	46,267
Long-Term Liabilities:		
Convertible notes payable, net of current portion	300,000	125,000
Auto loan, net current portion	18,575	25,303
SAFE liability agreement	25,000	25,000
Total Long-Term Liabilities	343,575	175,303
Total Liabilities	593,321	221,570
Stockholders' Equity (Deficit):		
Common stock, $0.0001 par, 10,000,000 shares authorized, 7,569,792 and 6,000,000 shares issued and outstanding, 6,834,792 and 6,000,000 vested as of each December 31, 2016 and 2015, all respectively.	757	600
Additional paid-in capital	1,565	-
Stock subscription receivable	(2,170)	(600)
Accumulated deficit	(422,170)	(137,903)
Total Stockholders' Equity (Deficit)	(422,018)	(137,903)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$171,303	$ 83,667

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

SWIFTMILE, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2016 and the period from January 2, 2015 (inception) to December 31, 2015

	2016	2015
Net revenues	$ 29,450	$ 20,427
Cost of net revenues	(17,841)	(19,714)
Gross profit	11,609	713
Operating Expenses:		
General & administrative	213,641	111,612
Research & development	204,460	-
Sales & marketing	11,859	23,236
Total Operating Expenses	429,960	134,848
Loss from operations	(418,351)	(134,135)
Other Income/(Expenses):		
Competition income	250,000	-
Competition costs	(104,000)	-
Interest expense	(11,916)	(3,768)
Total Other Income/(Expenses)	134,084	(3,768)
Provision for income taxes	-	-
Net Loss	$ (284,267)	$ (137,903)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SWIFTMILE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2016 and the period from January 2, 2015 (inception) to December 31, 2015

	Common Stock		Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount				
Balance at January 2, 2015 (inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock to founders	6,000,000	600	-	(600)	-	-
Net loss	-	-	-	-	(137,903)	(137,903)
Balance at December 31, 2015	6,000,000	$ 600	$ -	$ (600)	$ (137,903)	$ (137,903)
Issuance of common stock	1,569,792	$ 157	$ 1,413	$ (1,570)	$ -	$ -
Capital contribution	-	-	152	-	-	152
Net loss	-	-	-	-	(284,267)	(284,267)
Balance at December 31, 2016	7,569,792	$ 757	$ 1,565	$ (2,170)	$ (422,170)	$ (422,018)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SWIFTMILE, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2016 and the period from January 2, 2015 (inception) to December 31, 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (284,267)	$ (137,903)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	7,600	7,600
Changes in operating assets and liabilities:		
Change in inventory	9,053	(35,430)
Change in prepaid expenses	(33,200)	(150)
Change in accounts payables	29,246	15,216
Change in accrued expenses	33,730	1,854
Change in accrued interest on convertible notes payable	10,359	2,613
Net Cash Used In Operating Activities	(227,479)	(146,200)
Cash Flows from Investing Activities		
Purchases of property and equipment	-	(38,000)
Net Cash Used in Investing Activities	-	(38,000)
Cash Flows from Financing Activities		
Issuance of SAFE agreement	-	25,000
Proceeds/(principal payments) on auto loan, net	(6,584)	31,887
Capital contribution	152	-
Proceeds from advances from related parties, net	5,000	20,000
Issuance of convertible notes payable	300,000	125,000
Net Cash Provided by Financing Activities	298,568	201,887
Net Change In Cash	71,089	17,687
Cash at Beginning of Period	17,687	-
Cash at End of Period	$ 88,776	$ 17,687
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 1,557	$ 1,155
Cash paid for income taxes	$ -	$ -

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SWIFTMILE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Swiftmile, Inc. (the "Company"), is a corporation organized January 2, 2015 under the laws of Delaware. The Company manufactures personal electronic transporter sharing systems for first, last mile commuters.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale operations nor generated significant operating revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2016 or 2015.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 consist of raw materials for use in production, with the exception of $11,713 of light electric vehicles held in inventory as of December 31, 2016. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $7,600 and $7,600 for the periods ended December 31, 2016 and 2015, respectively. The balance at December 31, 2016 and 2015 has an estimated useful life of 5 years. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost	$ 38,000	$ 38,000
Accumulated depreciation	(15,200)	(7,600)
Property and equipment, net	$ 22,800	$ 30,400

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. In 2016, the Company was awarded $250,000 as part of a competition, this has been recorded in other income in the statement of operations. $104,000 of costs related to this competition, which were primarily personnel costs, were recorded to other expenses in the statement of operations.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $204,460 and $0 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $422,170 and $137,903 as of December 31, 2016 and 2015, respectively. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $168,170 and $54,933 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed, while 2016 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $284,267 and $137,903 during the periods ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $422,170 and $137,903 as of December 31, 2016 and 2015, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

NOTE 4: AUTO LOAN PAYABLE

In January 2015, the Company entered into an auto financing arrangement for $37,234. The loan calls for monthly payments of $727 for 61 months, maturing on February 2020, with an interest rate of 6.29%. The balance due on the loan as of December 31, 2016 and 2015 was $25,303 and $31,877, respectively. The loan is secured by the automobile, which is held in the property and equipment balance in the amount of $22,800 and $30,400 as of December 31, 2016 and 2015, respectively. Future minimum payments on the loan, inclusive of interest, are as follows:

December 31,	Payments
2017	$ 8,724
2018	8,724
2019	8,724
2020	1,454
Total	$ 27,626

SWIFTMILE, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the periods then ended

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

The Company has authorized 10,000,000 shares of common stock at $0.0001 par value. As of each December 31, 2016 and 2015, 7,569,792 and 6,000,000 shares of common stock were issued and outstanding.

In January 2015, the Company issued its two founders a total of 6,000,000 shares of common stock at $0.0001 per share, providing a subscription receivable of $600.

The Company has reserved 4,000,000 shares of its common stock pursuant to the 2016 Stock Incentive Plan. During 2016, the Company issued 1,380,000 shares of common stock in exchange for stock subscription receivables of $1,380. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest monthly at 1/48 per month over a period of four years, subject to a one year cliff, with vesting having commenced on January 1, 2015. As of December 31, 2016, 645,000 shares had vested. As of December 31, 2016, 2,620,000 shares were available to be issued under the 2016 Stock Incentive Plan.

In October 2016, the Company issued 189,792, shares of common stock at $0.0001 per share, providing a subscription receivable of $190.

SAFE Agreements

In January of 2015, the Company has issued a simple agreement for future equity (SAFE Agreement) in exchange for a $25,000 cash investment. The SAFE Agreement entitles the holder to convert the SAFE agreement into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreement's purchase amount of $25,000 (the "Purchase Amount") into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is whichever provides for a greater number of shares of preferred stock between: A) the Purchase Amount divided by the price per share determined by a pre-money valuation of $475,000 on the Company's then outstanding capitalization (as further defined in the agreements); B) the purchase amount divided by the price per share used in the triggering preferred stock financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing $475,000 by the Company's then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company's preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

NOTE 6: RELATED PARTY TRANSACTIONS

An officer of the Company loaned the Company $25,000 during 2016, which remained unpaid and outstanding as of December 31, 2016. The loan agreement terms provided for 5% interest, but the holder elected to forego such interest, resulting in no interest expense being recorded against this loan. The loan was due on the earlier of a future funding or November 26, 2016, and was repaid subsequent to year-end in January 2017.

An officer of the Company advanced funds to the Company in the normal course of business since inception. As of December 31, 2016 and 2015, the balance due to the officer under the arrangement was $0 and $20,000, respectively. These advances bear no interest and are considered payable on demand.

NOTE 7: CONVERTIBLE NOTES PAYABLE

Convertible Notes Payable - 2015 Issuances

During 2015 the Company issued five $25,000 convertible promissory notes totaling $125,000. The convertible promissory notes bear interest at 5% and mature in May 2017. No principal or interest payments are due prior to maturity, and prepayments are not allowed.

The convertible promissory notes are automatically convertible into the Company's preferred stock upon the first private equity sale of at least $1,000,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the lowest price in the triggering financing or the price per share implied by a pre-money valuation, $1,000,000 valuation for $75,000 of these notes and $2,000,000 for $50,000 of these notes, on the fully diluted capitalization of the Company (inclusive of reservations of stock on the equity incentive plan). In the event of the sale of the Company (as defined in the note agreements), the convertible promissory notes shall be due and payable in the amount of two times the then outstanding principal and accrued interest or converted into common stock of the Company with the number of shares to be issued equal to the then outstanding principal and accrued interest divided by the price per share implied by a $1,000,000 valuation on the fully diluted capitalization of the Company. In the event that the convertible promissory notes remain outstanding and have not been previously converted by the maturity date, then at the holders' options at any time upon written notice, the notes may be converted into common stock of the Company at a price per share implied by a $1,000,000 valuation on the fully diluted capitalization of the Company. The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

Convertible Notes Payable - 2016 Issuances

Between October and November 2016, the Company issued two convertible promissory notes in the amounts of $250,000 and $50,000. The convertible promissory notes bear interest at 8% and mature in April 2018. No principal or interest payments are due prior to maturity, and prepayments are not allowed.

The convertible promissory notes are automatically convertible into the Company's preferred stock upon the first private equity sale of at least $1,000,000 (as further defined in the agreement) at a price per share equal to the lesser of 75% of the lowest price in the triggering financing or the price per share implied by a $4,000,000 valuation on the fully diluted capitalization of the Company (inclusive of reservations of stock on the equity incentive plan). The holder of the notes shall not be required to automatically convert the notes into securities in the next financing unless the terms of such next financing include a liquidation preference, weighted average anti-dilution protection, demand, information rights, rights to participate in certain future financing rounds, rights of first refusal, and other protective provisions. In the event of the sale of the Company (as defined in the note agreements), the convertible promissory notes shall be due and payable in the amount of two times the then outstanding principal and accrued interest or be converted into common stock of the Company with the number of shares to be issued equal to the then outstanding principal and accrued interest divided by the price per share implied by a $4,000,000 valuation on the fully diluted capitalization of the Company. In the event that the convertible promissory notes remain outstanding and have not been previously converted by the maturity date, then at the holders' options at any time upon written notice, the notes may be converted into common stock of the Company at a price per share implied by a $4,000,000 valuation on the fully diluted capitalization of the Company. The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

Convertible Notes Payable – Overall

As of December 31, 2016 and 2015, none of the convertible promissory notes had not been converted and remained outstanding in the full principal amounts. Accrued interest as of December 31, 2016 and 2015 totaled $12,972 and $2,613, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Convertible Notes

In February 2017, the Company issued $125,000 of convertible promissory notes to two investors. The convertible promissory notes bear interest at 8% and mature in April 2018. The terms of the convertible promissory notes are similar to those discussed in Note 7 under 2016 issuances.

Management's Evaluation

Management has evaluated subsequent events through March 19, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.